UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-42822

General Fusion Group Ltd.

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

6020 Russ Baker Way

Richmond, BC V7B 1B4

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, on July 10, 2026, General Fusion Group Ltd. (“New General Fusion” or the “Company”), formerly known as Spring Valley (as defined below), consummated its previously announced business combination pursuant to a Business Combination Agreement (the “Business Combination Agreement”), dated as of January 21, 2026 (as amended on May 12, 2026 and June 3, 2026), by and among Spring Valley Acquisition Corp. III, (“Spring Valley”), General Fusion Inc. (“Old General Fusion”), and 1573562 B.C. Ltd., a wholly-owned direct subsidiary of Spring Valley (“NewCo”), and pursuant to which, among other things, Spring Valley changed its corporate name to “General Fusion Group Ltd.”, NewCo amalgamated with Old General Fusion to form one corporate entity, and the common shares of Old General Fusion were exchanged for subordinate voting shares of New General Fusion (now trading on The Nasdaq Stock Market LLC) (collectively, with the other transactions contemplated in the Business Combination Agreement, and the documents contemplated therein the “Business Combination”).

In connection with the Business Combination, Old General Fusion and Spring Valley entered into securities purchase agreements for a private investment in public equity financing (the “PIPE Financing”) with several investors for total gross proceeds of $107.7 million. Pursuant to the PIPE Financing, investors agreed, among other things, to purchase an aggregate of 10,556,367 units of Old General Fusion at a price of $10.20 per unit, each unit comprising (i) one convertible preferred share of Old General Fusion; and (ii) one warrant exercisable for a common share of Old General Fusion at a price of $12.00 per share, to be consummated on the closing date of the Business Combination, whereupon the purchased securities were immediately exchanged for equivalent securities of New General Fusion.

Concurrently with completion of the Business Combination, both management and the Board of Directors of Spring Valley were replaced with the current management and directors of New General Fusion.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

New General Fusion’s management team, after discussion with WithumSmith+Brown, PC (“Withum”), has determined that the estimated fair value of a non-cash subscription liability reported in Spring Valley’s previously issued condensed consolidated financial statements as of and for the quarter ended March 31, 2026 (an interim period ended before completion of the Business Combination) was overstated. The subscription liability did not affect the cash assets of Spring Valley as of March 31, 2026 or for any subsequent period.

The subscription liability at issue is non-cash and was extinguished at the closing of the Business Combination and the related PIPE Financing on July 10, 2026 and, as a result, will not be included in any of New General Fusion’s financial statements.

In connection with this determination, on August 17, 2026, the Board of Directors of New General Fusion (the “Board”), on the recommendation of its Audit Committee, concluded that Spring Valley’s previously issued condensed consolidated financial statements as of and for the quarter ended March 31, 2026, filed with the U.S. Securities and Exchange Commission (the “SEC”) in Spring Valley’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in the Registration Statement on Form F-4, as amended (File No. 333-293688), should no longer be relied upon.

As a result, Spring Valley’s condensed consolidated financial statements as of and for the quarter ended March 31, 2026 will be restated and included in an amended Quarterly Report on Form 10-Q to be filed with the SEC (the “Amended Report”) as soon as practicable.

New General Fusion’s management have discussed the matters disclosed in this Report on Form 6-K with Withum.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this report are not historical facts but are forward-looking statements within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). All statements other than statements of historical facts contained in this report are forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, statements regarding preparation of Spring Valley’s condensed consolidated financial statements for the period affected by the matters discussed above and subject to restatement; the assessment of Spring Valley’s internal control over financial reporting; the timing of filing the Amended Report; and the potential scope and impact of the issues discussed above, which are estimates as of the date hereof.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the timing and nature of the resolution of the issues discussed in this filing; any delay in the filing of the Amended Report; the discovery of additional errors or misstatements in previously issued financial statements beyond the period identified above; the timing and results of the Company’s review of the effectiveness of internal control over financial reporting and related disclosure controls and procedures; the possibility that one or more material weaknesses will be identified; any review, inquiry, or investigation by the SEC or other regulatory authority; potential securities litigation arising from the matters discussed herein; and other adverse effects on the Company related to the disclosures made in this report.

These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business.

The foregoing list of important factors is not exhaustive, and there may be additional risks that the Company does not presently know or currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. You should carefully consider the foregoing factors, any other factors discussed herein and in the other filings by the Company with the SEC, including those described under the heading “Risk Factors.” The Company does not undertake to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Fusion Group Ltd.

Date: August 18, 2026	By:	/s/ Robert Crystal
	Name:	Robert Crystal
	Title:	Senior Vice President, Finance